Filed Pursuant to
                                                                  Rule 424(b)(3)
                                                      Registration No. 333-30894

PROSPECTUS

                                EQUITY ONE, INC.
                  DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

                                1,500,000 SHARES
                                  COMMON STOCK

                            -------------------------

         We are Equity One, Inc., a self-administered, self-managed real estate investment trust that principally acquires, renovates, develops and manages community and neighborhood shopping centers anchored by supermarkets or other necessity-oriented retailers such as drug stores or discount retail stores. With this prospectus, we are offering participation in our Dividend Reinvestment and Stock Purchase Plan, as amended, to record holders of our outstanding shares of common stock. The Dividend Reinvestment and Stock Purchase Plan, as amended, is a simple, convenient and low-cost means of investing in our common stock.

                                 PLAN HIGHLIGHTS

         o You may participate in the Plan if you currently own shares of our common stock.

         o Once you are enrolled in the Plan, you may buy additional common shares by automatically reinvesting all or a portion of the cash dividends paid on your shares of common stock. To participate in the dividend reinvestment feature of the Plan, you must hold and elect to reinvest the dividends on a minimum of 100 common shares.

         o Once you are enrolled in the Plan, you may buy additional shares of common stock by making optional cash investments of $100 to $5,000 per month. In certain instances, however, we may permit greater optional cash investments.

         o Your participation in the Plan is entirely voluntary, and you may terminate your participation at any time. If you do not elect to participate in the Plan, you will continue to receive cash dividends, if and when authorized by our board of directors and declared by us, in the usual manner.

         Our shares of common stock are traded on the New York Stock Exchange under the ticker symbol "EQY." The closing price of our common stock on March 8, 2002 was $14.45 per share.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
        COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR HAS DETERMINED IF THIS PROSPECTUS IS ADEQUATE OR ACCURATE. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

            INVESTING IN OUR COMMON SHARES INVOLVES RISKS. POTENTIAL
               INVESTORS SHOULD CONSIDER THE INFORMATION PRESENTED UNDER OUR DISCUSSION OF "RISK FACTORS" BEGINNING ON
                                     PAGE 7.

                 The date of this Prospectus is March 13, 2002.

                                TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----

Summary of the Plan.......................................................3
Where You Can Find More Information.......................................5
Special Note Regarding Forward-Looking Statements.........................6
Risk Factors..............................................................7
Terms and Conditions of the Plan.........................................14
Information About Equity One, Inc........................................33
Use of Proceeds..........................................................35
Plan of Distribution.....................................................35
Legal Matters............................................................36
Experts..................................................................36


                         ------------------------------


         You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

         You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospectus may have changed since that date.
















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


                               SUMMARY OF THE PLAN

         The following summary of our Dividend Reinvestment and Stock Purchase Plan may omit certain information that may be important to you. You should carefully read the entire text of the Plan contained in this prospectus before you decide to participate in the Plan.

ENROLLMENT:                   You can participate in the Plan if you currently
                              own shares of our common stock by completing and submitting the enclosed authorization form. You may also obtain an authorization form from the Plan's administrator, American Stock Transfer &
                              Trust Company. Please see Question 6 set forth in
                              "Terms and Conditions of the Plan" for more detailed information.

REINVESTMENT OF               You can reinvest cash dividends paid on all or a
DIVIDENDS:                    portion of your common shares. You will be able to
                              purchase additional shares of common stock by reinvesting your dividends without paying fees. To participate in the dividend reinvestment feature of the Plan, you must hold and elect to reinvest the dividends on a minimum of 100 shares of common stock. Subject to the restrictions contained in our charter on transfer and ownership of common stock described in Question 16 "Tax
                              Considerations," the reinvestment of cash dividends paid on your common shares is not subject to a maximum limit. Please see Question 6 for more detailed information.

OPTIONAL CASH                 After you are enrolled in the Plan, you can buy
INVESTMENTS:                  additional shares of common stock without paying
                              fees. You can invest a minimum of $100 up to a maximum of $5,000 in any one month. Under certain circumstances, we may approve a written request to waive the $5,000 per month maximum investment amount. Investments of less than $100 and exceeding $5,000, unless we have granted a waiver, will be returned to the participant without interest. Please see Question 6 for more detailed information.

ADMINISTRATION:               American Stock Transfer & Trust Company, a
                              registered transfer agent, initially will serve as the administrator of the Plan. You should send all correspondence with the Administrator to: American
                              Stock Transfer & Trust Company, P.O. Box 922, Wall
                              Street Station, New York, NY 10269-0560. You may call the Administrator at 877-253-6850, or you can send a written request by facsimile to 718-234-1440. Please see Question 4 for more detailed information.

SOURCE OF COMMON              The Administrator of the Plan will either purchase
SHARES:                       shares of common stock directly from us as newly
                              issued shares of common stock, in the open market or in privately negotiated transactions with third parties, at our discretion. Please see Question 8 for more detailed information.

                              PURCHASE PRICE: Under the Plan, with respect to reinvested dividends and optional cash investments of $5,000 or less, the purchase price for shares of our common stock that the Administrator purchases directly from us initially will equal 100% of the average of the daily high and low sales price for a share of our common stock reported by the New York Stock Exchange on the applicable investment date or, if no trading occurs in shares of our common stock on the applicable investment date, the average of the daily high and low sales prices for the first trading day immediately preceding the investment date for which trades are reported. Please see Question 8 for more detailed information. With respect to optional cash investments of greater than $5,000, the purchase price for newly issued shares of our common stock that the Administrator purchases directly from us initially will equal 100% of the average of the daily high and low sales prices of our common stock reported by the New York Stock Exchange for the trading day relating to each investment date, or if no trading occurs in shares of our common stock on such trading day, the average of the daily high and low sales prices for the first trading day immediately preceding the investment date for which trades are reported. We may elect to offer a discount in connection with a waiver of the $5,000 optional cash investment limit. Please see Question 8 for more detailed information.

                              The purchase price for common shares purchased in the open market or in privately negotiated transactions with third parties will equal the price paid for such shares on the relevant investment date. Please see Question 8 for more detailed information.

TRACKING YOUR                 You will receive periodic statements of the
INVESTMENT:                   transactions made in your Plan account. These
                              statements will provide you with details of the transactions and will indicate the share balance in your Plan account. Please see Question 14 for more detailed information.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains an internet site that contains reports, proxy and information statements, and other information that we file electronically with the SEC and which are available at the SEC's web site at: http://www.sec.gov. You can also inspect reports and other information we file at the offices of the New York Stock Exchange, 20 Broad Street, 17th Floor, New York, New York 10005.

         This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's web site listed above.

         The SEC allows us to "incorporate by reference" some of the documents we file with it into this prospectus, which means:

         o we can disclose important information to you by referring you to those documents;

         o the information incorporated by reference is considered to be part of this prospectus; and

         o later information that we file with the SEC will automatically update and supersede this information.

         We incorporate by reference the documents listed below:

         o our Annual Report on Form 10-K filed on March 12, 2002 for the fiscal year ended December 31, 2001;

         o our definitive Proxy Statement, filed on July 31, 2001, filed in connection with our Special Meeting of Stockholders;

         o our definitive Proxy Statement, filed on April 25, 2001, filed in connection with our Annual Meeting of Stockholders;

         o the description of our common stock filed as part of our Registration Statement (File No. 001-13499) on Form 8-A filed on October 15, 1997.

         All documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed.

         We will provide without charge to each person, including any stockholder, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:

                                Equity One, Inc.
                          1696 N.E. Miami Gardens Drive
                        North Miami Beach, Florida 33179
                          Attention: Investor Relations
                                 (305) 947-1664

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus (including the information incorporated by reference) contains certain forward-looking statements within the meaning of federal securities law. Words such as "may", "will", "expect", "anticipate", "intend", "could", "estimate" or "continue" or other similar terms identify forward-looking statements. These forward-looking statements discuss our expectations or beliefs, concerning, among other things, industry performance, our operations, performance, financial condition, plans, growth and strategies. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve substantial risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including those described in Risk Factors.





























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

                                  RISK FACTORS

         AN INVESTMENT IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO OUR PROPERTIES AND OUR BUSINESS

     WE ARE DEPENDENT UPON CERTAIN KEY TENANTS SUCH AS PUBLIX AND WINN DIXIE, AND ADVERSE DEVELOPMENTS IN THE BUSINESS OF THESE TENANTS COULD HAVE A NEGATIVE IMPACT ON OUR FINANCIAL CONDITION.

         As part of our business strategy, we own shopping centers which are supported by "anchor" tenants which, due to size, reputation or other factors, are particularly responsible for drawing other tenants and shoppers to our centers. As of December 31, 2001, 647,634 square feet and 503,931 square feet, or 7.6% and 5.9% of our aggregate gross leasable area, were leased to Publix and Winn Dixie, respectively. Leases with these anchor tenants represented approximately $4.0 million and $3.2 million, or 5.5% and 4.4%, respectively, of the annualized minimum rent from our properties.

         At any time, our anchor tenants or other tenants may experience a downturn in their businesses that may weaken their financial condition. As a result, our tenants may delay lease commencement, fail to make rental payments when due or declare bankruptcy. We are also subject to the risk that these tenants may be unable to make their lease payments or may decline to extend a lease upon its expiration. Any tenant bankruptcies, leasing delays, or failure to make rental payments when due could result in the termination of the tenant's lease and material losses to our company and harm to our operating results. In addition to the loss of rental payments from the anchor tenant, a lease termination by an anchor tenant or a failure by that anchor tenant to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping center whose leases permit cancellation or rent reduction if an anchor tenant's lease is terminated. In January 2002, Kmart Corporation, one of our anchor tenants in three of our shopping centers, filed for bankruptcy protection. Although we do not believe that Kmart's bankruptcy will have a materially adverse impact on our financial condition, its or other tenants' bankruptcies could delay our efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums.

     VACATED ANCHOR SPACE AT ANY PROPERTY COULD ADVERSELY AFFECT THE PERFORMANCE OF THE ENTIRE SHOPPING CENTER.

         Vacated anchor tenant space reduces rental revenues if not re-rented promptly at the same rental rates and, even when the tenant continues to make rental payments, tends to adversely affect the entire shopping center because of the loss of the departed anchor tenant's power to draw customers to the center. No assurances can be given that existing anchor tenants will renew their leases as they expire or will not vacate their space prior to expiration. For example, it has recently become more common for drugstores to seek to rent freestanding structures instead of space within shopping centers, and in the past, some of our drug store anchor tenants have vacated their leased space for that reason. The closing of one or more stores occupied by anchor tenants or lease terminations by one or more anchor tenants could adversely affect that property and result in lease terminations or rent reductions by other tenants whose leases may permit termination or rent reduction in such circumstances. Each of these developments could adversely affect our financial condition.

     GEOGRAPHIC CONCENTRATION OF OUR PROPERTIES MAKES OUR BUSINESS VULNERABLE TO ECONOMIC DOWNTURNS IN LOCAL MARKETS.

         The economic performance and value of our real estate assets are subject to all of the risks associated with owning and operating real estate, including risks related to adverse changes in national, regional and local economic and market conditions. Economic and market conditions also may impact the ability of our tenants to make lease payments. Our properties are located primarily in Florida and Texas. Approximately 60.9% of our properties, based on gross leasable area, are located in Florida and represent $45.5 million, or 63.0%, of annualized minimum rent as of December 31, 2001. In addition, approximately 33.9% of our properties, based on gross leasable area, are located in Texas and represent $23.6 million, or 32.8%, of annualized minimum rent as of March 1, 2002. Our performance may therefore be linked to economic conditions in Florida and Texas. A decline in the economy in these markets may adversely affect our revenues from shopping centers in these areas, or could result in an increase in tenant bankruptcies, both of which may harm our performance in the affected market. In addition, if our properties do not generate sufficient income to meet our operating expenses, including future debt service, our income and results of operations would be significantly harmed.

     OUR GROWTH MAY BE IMPEDED IF WE ARE NOT SUCCESSFUL IN IDENTIFYING SUITABLE ACQUISITIONS THAT MEET OUR CRITERIA.

         Integral to our business strategy is our ability to expand through acquisitions, which requires us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. We may not be successful in identifying suitable real estate properties, other assets or other business that meet our acquisition criteria or consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions could reduce the number of acquisitions we complete and slow our growth, which could in turn harm our stock price.

     FUTURE ACQUISITIONS OF REAL PROPERTIES, OTHER ASSETS OR OTHER COMPANIES MAY NOT YIELD THE RETURNS WE EXPECT, MAY RESULT IN DISRUPTIONS TO OUR BUSINESS, MAY STRAIN MANAGEMENT RESOURCES AND MAY RESULT IN STOCKHOLDER DILUTION.

         We expect to make future acquisitions of or investments in real properties, other assets or other companies. Our strategy of making acquisitions and our market selection process may not ultimately be successful and may not provide positive returns on our capital. If we acquire any businesses, we will be required to integrate the operations, personnel and accounting and information systems of the acquired business and train, retain and motivate any key personnel from the acquired business. In addition, acquisitions may cause disruptions in our operations and divert management's attention away from day-to-day operations, which could impair our relationships with our current tenants and employees. The issuance of equity securities for any acquisitions could be substantially dilutive to our stockholders.

         In September 2001, we acquired Centrefund (U.S.) Realty Corp., or CEFUS and United Investors Realty Trust, or UIRT. Although we believe that we have successfully integrated these operations with ours, no assurances can be given that the operational synergies or estimated expense reductions will be realized or that unanticipated costs will not arise in the future as a result of these acquisitions. In addition, our strategy includes renovating and re-leasing space in some under-performing shopping centers acquired in these acquisitions. If such operational synergies or expense reductions are not realized, if we are unable to re-lease vacant space or if we experience material, unanticipated costs as a result of these acquisitions, our results of operation could be harmed and our stock price could decline.

     AS WE EXPAND OUR BUSINESS INTO NEW MARKETS WE WILL BE SUBJECT TO RISKS ASSOCIATED WITH THOSE MARKETS WHICH MAY HAVE AN ADVERSE IMPACT ON OUR FUTURE OPERATIONS.

         Although we are seeking to acquire additional properties and sites in our primary markets of Florida and Texas, we will also seek to locate properties in other areas with similar demographic characteristics. In seeking investment opportunities in other areas of the United States, we will not initially possess the same level of familiarity as we possess with respect to our current markets, which could adversely affect our ability to acquire, develop, manage or lease properties in new markets and may therefore have an adverse impact on our future operations.

     WE FACE INCREASING COMPETITION FOR THE ACQUISITION OF REAL ESTATE PROPERTIES AND OTHER ASSETS, WHICH MAY IMPEDE OUR ABILITY TO MAKE FUTURE ACQUISITIONS OR MAY INCREASE THE COST OF THESE ACQUISITIONS.

         We compete with many other entities engaged in real estate investment activities for acquisitions of community and neighborhood shopping centers, including institutional pension funds, other REITs and other owner-operators of shopping centers. These competitors may drive up the price we must pay for real estate properties, other assets or other companies we seek to acquire or may succeed in acquiring those companies or assets themselves. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, may be willing to pay more or may have a more compatible operating philosophy. In particular, larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase. Such competition may reduce the number of suitable properties and increase the bargaining position of the owners of those properties. This will result in increased demand for these assets and therefore increased prices paid for them. If we pay higher prices for properties, our profitability will be reduced, and you may experience a lower return on your investment.

     OUR EXISTING PROPERTIES ARE, AND FUTURE PROPERTIES ARE EXPECTED TO BE, SUBJECT TO COMPETITION WHICH COULD AFFECT OUR ABILITY TO LEASE VACANT SPACE AND MAINTAIN CURRENT RENTAL VALUES.

         Many of our shopping centers are located in developed areas that include other shopping centers. The number of retail properties in a particular area could harm our ability to lease vacant space and maintain the rents charged at the shopping centers or at any newly acquired property or properties. Retailers at our properties face increasing competition from outlet malls, discount shopping clubs, direct mail, telemarketing sales and internet sales.

         In addition, any new competitive properties that are developed within the neighborhoods of our existing properties may result in increased competition for customer traffic and creditworthy tenants. Increased competition for tenants may require us to make capital improvements to properties which we would not have otherwise planned to make. Any unbudgeted capital improvements we undertake may divert cash that would otherwise be available for dividends to stockholders. Ultimately, to the extent we are unable to renew leases or re-let space as leases expire, it would result in decreased cash flow from tenants and harm our operating results.

     WE MAY EXPERIENCE DIFFICULTIES AND ADDITIONAL COSTS ASSOCIATED WITH RENTING UNLEASED SPACE AND SPACE TO BE VACATED IN FUTURE YEARS.

         As a result of our acquisitions of CEFUS and UIRT, we now own several properties the performance of which we plan to improve by re-leasing vacated space. However, our ability to rent unleased or vacated space in these or other properties will be affected by many factors, including the property's location, current market conditions and covenants found in certain leases with tenants restricting the use of other space at a property. For instance, in some cases, our tenant leases contain provisions giving the tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center, or limit the ability of other tenants to sell that merchandise or provide those services. When re-leasing space after a vacancy, these provisions may limit the number and types of prospective tenants for the vacant space. The failure to lease or to re-lease on satisfactory terms could harm our operating results.

         In addition, if we are able to re-lease vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, we may incur substantial costs in obtaining new tenants, including brokerage commission fees paid by us in connection with new leases or lease renewals, and the cost of making leasehold improvements.

     WE HAVE SUBSTANTIAL DEBT OBLIGATIONS WHICH MAY REDUCE OUR OPERATING PERFORMANCE AND PUT US AT A COMPETITIVE DISADVANTAGE.

         We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest, and the risk that indebtedness on our properties will not be refinanced at maturity or that the terms of such refinancing will not be as favorable as the terms of such indebtedness. Most of our existing mortgage indebtedness has an amortization schedule which results in substantial payments being due at maturity.

         Since we anticipate that our internally generated cash will be adequate to repay only a portion of our indebtedness prior to maturity, we expect that we will be required to repay debt through refinancings or equity offerings. If we were unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to dispose of one or more of our properties upon disadvantageous terms, which might result in losses to us and might adversely affect our cash available for distribution. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancings, our interest expense would increase, without a corresponding increase in our rental rates, which would adversely affect our results of operations. Further, if one of our properties is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, or we are in default under the related mortgage or deed of trust, such property could be transferred to the mortgagee, or the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value to us. Foreclosure could also create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements under the Internal Revenue Code. In addition, under the terms of our credit facility with Wells Fargo, defaults in excess of $25 million under our other mortgage indebtedness could cause a default under that facility.

         We also intend to incur additional debt in connection with future acquisitions of real estate. We may, in some instances, borrow under our existing credit facilities or borrow new funds to acquire properties. In addition, we may incur or increase our mortgage debt by obtaining loans secured by a portfolio of some or all of the real estate properties we acquire. We may also borrow funds if necessary to satisfy the requirement that we distribute to stockholders as dividends at least 90% of our annual REIT taxable income, or otherwise as is necessary or advisable to ensure that we maintain our qualification as a REIT for federal income tax purposes.

         Our substantial debt may harm our business and operating results, including:

         o requiring us to use a substantial portion of our funds from operations to pay interest and required principal payments, which reduces the amount available for dividends;

         o placing us at a competitive disadvantage compared to our competitors that have less debt;

         o making our company more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions; and

         o limiting our ability to borrow more money for operations, capital or to finance acquisitions in the future.

     CERTAIN INDEBTEDNESS MAY BE IN DEFAULT AS A RESULT OF PRIOR ISSUANCES OF OUR COMMON STOCK OR PRIOR ACQUISITIONS WHICH MAY SERVE AS A BASIS FOR THE LENDERS TO ACCELERATE AMOUNTS DUE UNDER THE RELATED MORTGAGES OR DEMAND PAYMENTS OR FEES.

         Certain of the mortgages on our properties contain prohibitions on transfers of ownership interests in the mortgagor or its parents without the prior written consent of the lenders, which provisions may have been violated by previous transactions. A violation could serve as a basis for the lenders to accelerate amounts due under the related mortgages, demand payments or assess fees or penalties. We are currently in the process of obtaining a clarification, amendment or consent from each of the various lenders under such mortgages.

         The outstanding amounts under the mortgages on the affected properties covered by such restrictions on transfer total approximately $62 million. In the event that the requested assurances or consents are not obtained and the mortgage holders declare defaults under the mortgage documents, we will, if required, prepay the remaining mortgages from existing resources, refinancings of such mortgages, borrowings under our other lines of credit or other sources of financing. The repayment of these mortgages could have an adverse impact on our operations and affect our ability to make distributions to stockholders in the anticipated amounts.

     CHANGES IN INTEREST RATES COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

         The market price of our common stock will be affected by the annual distribution rate on the shares of our common stock. Increasing market interest rates may lead prospective purchasers of our common stock to seek a higher annual yield from their investments. Such an increase in market expectations or requirements would likely adversely affect the market price of our common stock. In addition, we have variable rate loans with various lenders. As interest rates rise, more of our funds from operations will be required to service that debt. Finally, increases in interest rates may have the effect of depressing the market value of retail properties such as ours, including the value of those properties securing our indebtedness.

     OUR FINANCIAL COVENANTS MAY RESTRICT OUR OPERATING OR ACQUISITION ACTIVITIES, WHICH MAY HARM OUR FINANCIAL CONDITION AND OPERATING RESULTS.

         Our existing mortgage indebtedness contains customary terms and conditions typically found in mortgages including, among others, the requirement to maintain insurance on the properties, the requirement to preserve and maintain the properties and restrictions upon the incurrence of additional indebtedness and liens on the properties. Furthermore, the terms of some of our indebtedness restrict our ability to consummate transactions which result in a change in control or to otherwise issue equity or debt securities. The mortgages on our properties also contain customary negative covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. If we breach covenants in our debt agreements, the lender can declare a default and require us to repay the debt immediately and, if the debt is secured, be entitled to take possession of the property securing the loan.

     OUR INVESTMENTS IN DEVELOPMENT AND REDEVELOPMENT PROJECTS MAY NOT YIELD ANTICIPATED RETURNS, WHICH WOULD HARM OUR OPERATING RESULTS AND REDUCE THE AMOUNT OF FUNDS AVAILABLE FOR DISTRIBUTIONS.

         A component of our growth strategy is redeveloping existing properties within our portfolio as well as developing new shopping centers at other locations. There can be no assurance that we will be able to do so successfully. We intend to pursue development activities as opportunities arise. Such activities may include expanding and/or renovating properties or developing new sites. Expansion, renovation and development projects generally require expenditures of capital, as well as various governmental and

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other approvals, which we may not be able to obtain, or may only obtain after delay and at substantial costs.

         While our policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, such as initiating construction only after securing commitments from anchor tenants, we will nevertheless be subject to risks that construction costs, such as cost overruns and timing delays due to lack of availability of materials and labor, weather conditions and other factors outside of our control, of a property may exceed original estimates, possibly making the property uneconomical. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm our operating results. In addition, occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable, construction and permanent financing may not be available on favorable terms for development and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs.

     THE COSTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS, INCLUDING LIABILITY FOR CONTAMINATION AT OUR PROPERTIES RESULTING FROM, AMONG OTHER THINGS, GASOLINE OR DRY-CLEANING POLLUTANTS, MAY HARM OUR OPERATING RESULTS.

         Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate or real estate-related facilities may be liable for the costs of removal or remediation of hazardous or toxic substances present at, on, under, in or released from its property. In connection with the direct or indirect ownership, operation, management and development of real properties, we are generally considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances. Therefore, we may be potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and damages for injuries to persons and property.

         Some of the properties in our portfolio have been identified as having or potentially having some form of environmental contamination. In some cases, contamination has or is expected to have migrated into the groundwater beneath our properties from adjacent properties, such as service stations. In other cases, contamination has resulted from on-site uses by current or former owners or tenants, such as gas stations or dry cleaners, which have released pollutants such as gasoline or dry-cleaning solvents into the soil or groundwater. We believe that, based on environmental studies conducted to date, none of these environmental problems is likely to have a material adverse effect on our financial condition. However, no assurances can be given that environmental studies obtained by us reveal all environmental liabilities, that any prior owner of land or a property owned or acquired by us did not create any material environmental condition not known to us, or that a material environmental condition does not otherwise exist, or may not exist in the future. Although many of our leases with tenants contain provisions intended to minimize the environmental risks and to shift the financial risks to the tenants, there is no assurance that we will not incur liability in this regard.

     COSTS ASSOCIATED WITH COMPLYING WITH THE AMERICANS WITH DISABILITIES ACT MAY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND OPERATING RESULTS.

         Our properties are subject to the Americans with Disabilities Act of 1990. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages.

RISKS RELATED TO OUR ORGANIZATION AND STRUCTURE

     WE MAY EXPERIENCE ADVERSE CONSEQUENCES IN THE EVENT WE FAIL TO QUALIFY AS A REIT.

         Although we believe that we have operated so as to qualify as a REIT under the Internal Revenue Code since our REIT election in 1995, no assurance can be given that we have qualified or will remain qualified as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 90.0% of our gross income in any year must be derived from qualifying sources and we must make distributions to stockholders aggregating annually at least 90.0% of our REIT taxable income, excluding capital gains. We intend to make distributions to our stockholders to comply with the distribution provisions of the Internal Revenue Code. Although we anticipate that our cash flows from operating activities will be sufficient to enable us to pay our operating expenses and meet distribution requirements, no assurances can be given in this regard.

         If we were to fail to qualify as a REIT in any taxable year, we would be subject to federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and would not be allowed a deduction in computing our taxable income for amounts distributed to our stockholders. Moreover, unless entitled to relief under certain statutory provisions, we also would be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost. Such disqualification would reduce our net earnings available for investment or distribution to our stockholders due to our additional tax liability for the years involved.

     OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER AND HIS AFFILIATES OWN APPROXIMATELY 67.3% OF OUR COMMON STOCK AND EXERCISE SIGNIFICANT CONTROL OF OUR COMPANY AND MAY DELAY, DEFER OR PREVENT US FROM TAKING ACTIONS THAT WOULD BE BENEFICIAL TO OUR OTHER STOCKHOLDERS.

         Chaim Katzman, our Chairman and Chief Executive Officer and our largest stockholder, and his affiliates own approximately 67.3% of the outstanding shares of our common stock. Accordingly, Mr. Katzman will be able to exercise significant control over the outcome of substantially all matters required to be submitted to our stockholders for approval, including decisions relating to the election of our board of directors and the determination of our day-to-day corporate and management policies. In addition, Mr. Katzman will be able to exercise significant control over the outcome of any proposed merger or consolidation of our company under Maryland law. Mr. Katzman's ownership interest in our company may discourage third parties from seeking to acquire control of our company which may adversely affect the market price of our common stock.

     OUR ORGANIZATIONAL DOCUMENTS CONTAIN PROVISIONS WHICH MAY DISCOURAGE A TAKEOVER OF US, MAY MAKE REMOVAL OF OUR MANAGEMENT MORE DIFFICULT, AND DEPRESS OUR STOCK PRICE.

         Our organizational documents contain provisions which may have an anti-takeover effect and inhibit a change in our management. For instance our articles of amendment and restatement contain ownership limits and restrictions on transferability of shares of our capital stock in order to protect our status as a REIT. These provisions prevent any one stockholder from owning, actually or constructively, more than 9.9% of the value or number of outstanding shares of our capital stock without our prior consent. In addition, our articles and bylaws contain other provisions that may have the effect of delaying, deferring or preventing a change of control of our company or the removal of existing management and, as a result, could prevent our stockholders from receiving a premium for their shares of common stock above the prevailing market prices. These provisions include the ability to issue preferred stock, staggered terms for our directors, advance notice requirements for stockholder proposals, the absence of cumulative voting rights and provisions relating to the removal of incumbent directors. Finally, Maryland law also contains several statutes that restrict mergers and other business combinations with interested stockholder or that may otherwise have the effect of preventing or delaying a change of control.

LOSS OF KEY PERSONNEL COULD HARM OUR BUSINESS

         Our ability to successfully execute our acquisition and growth strategy depends to a significant degree upon the continued contributions of Chaim Katzman, our Chairman of the Board and Chief Executive Officer, Doron Valero, our President and Chief Operating Officer, and Howard Sipzner, our Chief Financial Officer. Pursuant to our employment agreements with Mr. Katzman, he is only required to devote so much of his business time, attention, skill and efforts as shall be required for the faithful performance of his duties. Moreover, there is no guarantee that Mr. Katzman, Mr. Valero or Mr. Sipzner will remain employed with us. While we have employment agreements with these executives, we cannot guarantee that we will be able to retain their services. The loss of the services of Messrs. Katzman, Valero or Sipzner could have a material adverse effect on our results of operations.

     OUR RIGHTS AND THE RIGHTS OF OUR STOCKHOLDERS TO TAKE ACTION AGAINST OUR DIRECTORS AND OFFICERS ARE LIMITED.

         Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in the corporation's best interests and with the care that a prudent person would use under similar circumstances. Our articles require us to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

                        TERMS AND CONDITIONS OF THE PLAN

         The following constitutes our Dividend Reinvestment and Stock Purchase Plan, as amended, in effect beginning March 13, 2002. All references in this prospectus to "common stock" or "common shares" refers to shares of our common stock, par value $.01 per share.

PURPOSE

1.       WHAT IS THE PURPOSE OF THE PLAN?

         The primary purpose of the Plan is to give our stockholders a convenient and economical way to purchase our common stock and to reinvest all or a portion of their cash dividends in additional shares of common stock. A secondary purpose of the Plan is to provide us with an economical way to raise additional capital for general corporate purposes through sales of common stock to our existing stockholders under the Plan.

PARTICIPATION OPTIONS

2.       WHAT ARE MY INVESTMENT OPTIONS UNDER THE PLAN?

         Once enrolled in the Plan, you may buy shares of common stock through any of the following investment options:

         o FULL DIVIDEND REINVESTMENT. You may reinvest cash dividends paid on all of your shares of common stock to purchase additional shares of common stock if you have at least 100 shares of common stock in your Plan account. This option also permits you to make optional cash investments from $100 to $5,000 per month to buy additional shares of common stock.

         o PARTIAL DIVIDEND REINVESTMENT. You may reinvest cash dividends paid on a specified number of your shares of common stock held in certificate form, provided you have at least 100 common shares in your Plan account. However, you must elect to reinvest the dividends on at least 100 common shares. In addition, dividends on all shares of common stock held in your Plan account will be reinvested. We will continue to pay you cash dividends on the remaining shares of common stock held in stock certificate form, when and if authorized by our board of directors and declared by us. This option also permits you to make optional cash investments from $100 to $5,000 per month to buy additional shares of common stock.

         o OPTIONAL CASH INVESTMENTS. You may make optional cash investments from $100 to $5,000 per month to buy additional shares of common stock. You may request, and in certain instances we will approve, a waiver permitting you to make optional cash investments in an amount greater than $5,000 per month. See Question 10 to learn how to request such a waiver.

BENEFITS AND DISADVANTAGES

3.       WHAT ARE THE BENEFITS AND DISADVANTAGES OF THE PLAN?

         BENEFITS

         Before deciding whether to participate in the Plan, you should consider the following benefits of participation in the Plan:

         o Except for costs related to your voluntary selling of common shares or withdrawal from the Plan, there are no costs associated with the Plan that you must pay. Therefore, you will no longer need to pay brokerage commissions or service fees to purchase shares of common stock through the Plan. Please see the "Plan Service Fees Schedule" attached as Exhibit A for a detailed description of the costs for which you will be responsible.

         o You will get the convenience of having all or a portion of your cash dividends automatically reinvested in additional shares of common stock. Since the Administrator will credit fractional shares of common stock to your Plan account, you will receive full investment of your dividends and optional cash investments.

         o You will have the option of having your stock certificates held for safekeeping by the Administrator, protecting against loss, theft or destruction of the certificates representing your shares of common stock.

         o You will simplify your record keeping by receiving periodic statements which will reflect all current activity in your Plan account, including purchases, sales and latest balances.

         o You will have the flexibility of making optional cash investments of $100 to $5,000 in any one month to buy additional shares of common stock. You may make these optional cash investments on a regular or occasional basis.

         o At any time, you may direct the Administrator to sell or transfer all or a portion of the shares of common stock held in your Plan account. You will be responsible for any trading fees associated with the sale.

         DISADVANTAGES

         Before deciding whether to participate in the Plan, you should consider the following disadvantages of participation in the Plan:

         o We may not offer a discount on purchases of common stock made through dividend reinvestments or optional cash investments, although we reserve the right to offer any such discount in the future.

         o Without giving you prior notice, we may direct the Administrator to buy shares of common stock under the Plan either directly from us, in the open market or in privately negotiated transactions with third parties.

         o Your reinvestment of cash dividends will result in you being treated for federal income tax purposes as having received a dividend on the dividend payment date, to the extent of our earnings and profits attributable to the distribution to you. The dividend may give rise to a liability for the payment of income tax without providing you with immediate cash to pay such tax when it becomes due.

         o You may not know the actual number of shares of common stock that the Administrator of the Plan buys for your account until after the applicable Investment Date (as defined in Question 8).

         o Because the Administrator of the Plan will buy shares of common stock for your account at an average price per share, the price paid for such shares on any date may be greater than the price at which shares of common stock are then trading.

         o Because the Administrator of the Plan may sell shares only once per week, sales of shares of common stock held in your Plan account may be delayed.

         o We will not pay interest on funds that we hold pending reinvestment or investment.

         o You may not pledge shares of common stock deposited in your Plan account unless you withdraw those shares from the Plan.

ADMINISTRATION

4.       WHO WILL ADMINISTER THE PLAN?

         ADMINISTRATOR. American Stock Transfer & Trust Company or another entity we may designate, will serve as the Administrator of the Plan. The Administrator

         o  acts as your agent;

         o  keeps records of all Plan accounts;

         o  sends your account statements to you;

         o buys and sells, on your behalf, all shares of common stock under the Plan; and

         o  performs other duties relating to the Plan.

You should send all correspondence with the Administrator to:

                  American Stock Transfer & Trust Company
                  P.O. Box 922
                  Wall Street Station
                  New York, NY 10269-0560
                  Telephone: 877-253-6850
                  Facsimile: 718-234-1440


         SUCCESSOR ADMINISTRATOR. We may replace the Administrator with a successor Administrator at any time. The Administrator may resign as Administrator of the Plan at any time. In either such case, we will appoint a successor Administrator, and we will notify you of such change.

PARTICIPATION

         For purposes of this section, we have based our responses upon the method by which you hold your shares of common stock. Generally, you either are a record owner or a beneficial owner. You are a record owner if you own shares of common stock in your own name. You are a beneficial owner if you own shares of common stock that are registered in a name other than your own; for example, if the shares are held in the name of a broker, bank or other nominee. If you are a record owner, you may participate directly in the dividend reinvestment portion of the Plan, provided you own at least 100 common shares. If you are a beneficial owner, you will have to either coordinate your participation in the Plan through the broker, bank or other nominee in whose name your common shares are held or become a record owner by:

         o directing your bank, broker or other nominee in whose name your shares are held to transfer at least one common share to your name, following which you may enroll in the Plan directly and submit an optional cash investment sufficient to increase your Plan account balance to at least 100 common shares; or

         o instructing your broker, bank or other nominee in whose name your shares are held to transfer at least one hundred common shares into your name.

5.       WHO IS ELIGIBLE TO PARTICIPATE IN THE PLAN?

         You may participate in the Plan if you meet the following requirements:

         MINIMUM OWNERSHIP INTEREST. You may directly join the Plan if you are a registered holder of common stock. If you are a beneficial owner of shares of common stock and wish to participate in the Plan, you should either (1) direct your broker, bank or other nominee in whose name your shares are held to transfer at least one share of common stock to your name, or (2) arrange with your broker, bank or other nominee in whose name your shares are held to participate in the Plan on your behalf.

         There is no minimum requirement as to the number of shares of common stock that you must hold in your Plan account in order to participate in the optional cash investment portion of the Plan.

However, if you wish to reinvest all or a portion of your dividends, you must hold at least 100 shares of common stock in your Plan account.

         NON-TRANSFERABILITY OF RIGHT TO PARTICIPATE. You may not transfer your right to participate in the Plan to another person.

         FOREIGN LAW RESTRICTIONS. You may not participate in the Plan if it would be unlawful for you to do so in the jurisdiction where you are a citizen or resident. If you are a citizen or resident of a country other than the United States, you should confirm that by participating in the Plan you will not violate local laws governing, among other things, taxes, currency and exchange controls, stock registration and foreign investments.

         EXCLUSION FROM PLAN FOR SHORT-TERM TRADING. You should not use the Plan to engage in short-term trading activities that could change the normal trading volume of the common stock. In such case, we may prevent you from participating in the Plan.

         EXCLUSION FROM PLAN AT OUR ELECTION. Notwithstanding any other provisions in this prospectus, we reserve the right to prevent you from participating in the Plan for any reason. It is in our sole discretion to exclude you from participation in the Plan.

ENROLLMENT

6.       HOW DO I ENROLL IN THE PLAN?

         If you are eligible to participate in the Plan, you may join the Plan at any time. Once you enroll in the Plan, you will remain enrolled until you withdraw from the Plan or we terminate the Plan or your participation in the Plan.

         THE AUTHORIZATION FORM. To enroll and participate in the Plan, you must complete the enclosed Authorization Form and mail it to the Administrator of the Plan at the address set forth in Question 4. If your shares of common stock are registered in more than one name (such as joint tenants or trustees), all such registered holders must sign the Authorization Form. If you are eligible to participate in the Plan, you may sign and return the Authorization Form to participate in the Plan at any time.

         If you are a beneficial owner of common stock and wish to enroll and participate in the Plan, you may do so in one of the following ways:

         a) Request your broker, bank or other nominee in whose name your shares are held to complete and sign a Broker and Nominee Form (please see the "Broker and Nominee Form" below for more information), or

         b) Instruct your broker, bank or other nominee in whose name your shares are held to transfer at least one share of common stock to your name, following which you may enroll in the Plan directly and submit an optional cash investment sufficient to increase your Plan account balance to at least 100 shares of common stock, or

         c) Instruct your broker, bank or other nominee in whose name your shares are held to transfer at least 100 shares of our common stock to your name, following which you may enroll in the Plan directly.

         CHOOSING YOUR INVESTMENT OPTION. When completing the Authorization Form, you should choose one or more of the following three investment options:

         o FULL DIVIDEND REINVESTMENT. This option directs the Administrator to reinvest the cash dividends paid on all of the shares of common stock owned by you then or in the future in additional shares of common stock. To participate in the full dividend reinvestment feature of the Plan you must hold a minimum of 100 shares of common stock in your Plan account. This option also permits you to make optional cash investments from $100 to $5,000 per month to buy additional shares of common stock, as noted below.

         o PARTIAL DIVIDEND REINVESTMENT. This option directs the Administrator to reinvest cash dividends paid on a specified number of shares of common stock then owned by you in stock certificate form plus all dividends on shares of our common stock held in your Plan account. We will continue to pay you cash dividends on the remaining shares of common stock owned by you in stock certificate form, when and if authorized by our board of directors and declared by us. To participate in the partial dividend reinvestment feature of the Plan, you must own a minimum of 100 shares of common stock in stock certificate form, and you must elect to reinvest the dividends on at least 100 shares of such common stock. This option also permits you to make optional cash investments from $100 to $5,000 per month to buy additional shares of common stock, as noted below.

         o OPTIONAL CASH INVESTMENTS. This option permits you to make optional cash investments from $100 to $5,000 per month to buy additional shares of common stock. We will continue to pay you cash dividends, when and if authorized by our board of directors and declared by us, on the shares of common stock owned by you then or in the future, unless you designate such shares for reinvestment pursuant to the Plan, as noted above.

         You should choose your investment option by checking the appropriate option(s) on the Authorization Form. If you sign and return an Authorization Form without checking an option, the Administrator will choose the "Full Dividend Reinvestment" option and will reinvest all cash dividends on all shares of common stock registered in your name, provided you are the registered holder of at least 100 shares of common stock. If you are not the registered holder of at least 100 shares of common stock, the Administrator will choose the "Optional Cash Investments" option, provided you have enclosed an amount between $100 and $5,000. If you select both Full and Partial Dividend Reinvestment, the Administrator will choose the "Full Dividend Reinvestment" option, provided you are the registered holder of at least 100 shares of common stock.

         The Administrator automatically will reinvest all cash dividends paid on all shares of common stock that you have designated for participation in the Plan until you indicate otherwise or withdraw from the Plan, or until we terminate the Plan. If you have elected to have your dividends reinvested, we will pay to the Administrator dividends on all shares of common stock held in your Plan account. The Administrator will credit the common stock purchased with your reinvested dividends to your Plan account.

         CHANGING YOUR INVESTMENT OPTION. You may change your investment option by completing and signing a new Authorization Form and returning it to the Administrator of the Plan. The Administrator must receive any such change at least three (3) business days before the record date for a dividend payment in order for the change to become effective for that dividend payment. The Administrator also must receive any change in the number of shares of common stock that you have designated for partial dividend reinvestment at least three
(3) business days before the record date for a dividend payment in order to reinvest for the new number of shares on the next Investment Date.

         THE BROKER AND NOMINEE FORM. If you are a beneficial owner of shares of common stock and wish for your broker, bank or other nominee in whose name your shares are held to participate in the Plan on your behalf, such broker, bank or other nominee in whose name your shares are held must complete and submit the enclosed Broker and Nominee Form. The Broker and Nominee Form provides the only means by which a broker, bank or other nominee in whose name your common shares are held, may make optional cash investments on your behalf. Your broker, bank or other nominee in whose name your common shares are held must submit a Broker and Nominee Form to the Administrator each time such broker, bank or other nominee in whose name your common shares are held transmits optional cash investments on your behalf. You, your broker, bank or other nominee in whose name your common shares are held may request a Broker and Nominee Form at any time by contacting the Administrator at the address set forth in Question 4. Prior to submitting a Broker and Nominee Form, your broker, bank or other nominee in whose name your common shares are held must have submitted a completed Authorization Form on your behalf. The Administrator must receive the Broker and Nominee Form and appropriate instructions at least three (3) business days before the applicable Investment Date or the optional cash investment will not be invested until the following Investment Date.

7.       WHEN WILL MY PARTICIPATION IN THE PLAN BEGIN?

         The date on which the Administrator receives your properly completed Authorization Form will determine the date on which the Administrator will buy shares of common stock for your account. If you choose either the full or partial dividend reinvestment option, the Administrator will begin to reinvest dividends on the Investment Date after receipt of your Authorization Form, provided it receives such Authorization Form at least three (3) business days before the record date set for the related dividend payment.

         If you choose the "Optional Cash Investments" option and wish to invest $5,000 or less in any one month, the Administrator will purchase shares of common stock for you on the Investment Date after receipt of both your Authorization Form and the funds to be invested, provided it receives such Authorization Form and funds on or before the close of business on the third business day immediately preceding such Investment Date. If the Administrator receives your Authorization Form and funds for optional cash investment after the third business day indicated above but before the Investment Date, then the Administrator will hold your funds, without interest, for investment on the next Investment Date. Please refer to Question 10 if you wish to invest more than $5,000.

         Once you enroll in the Plan, you will remain enrolled in the Plan until you withdraw from the Plan or we terminate the Plan or your participation in the Plan.

PURCHASES

8.       HOW ARE SHARES PURCHASED UNDER THE PLAN?

         SOURCE OF THE SHARES OF COMMON STOCK. The Administrator will use all dividends reinvested through the Plan and all optional cash investments to buy either shares of common stock directly from us, on the open market or in privately negotiated transactions with third parties, or any combination thereof, at our discretion. Shares of common stock purchased directly from us will consist of authorized but unissued shares of common stock at the time of such purchase.

         INVESTMENT DATES. When the Administrator purchases shares of common stock from us, such purchases shall be made on the "Investment Date" in each month. If the Administrator is buying shares of common stock directly from us through dividend reinvestment or optional cash investments of $5,000 or less, then the Investment Date will occur on either (1) the dividend payment date during any month in which we pay a cash dividend or (2) the last trading day (as defined below) of any month in which we do not pay a cash dividend.

         If the Administrator is buying shares of common stock directly from us through an optional cash investment of greater than $5,000 pursuant to a request for waiver (see Question 10 for how to obtain such a waiver), then there will be fifteen (15) Investment Dates, each of which will occur on a separate day on which the New York Stock Exchange is open for business in a Pricing Period (as defined in the next paragraph), with one-fifteenth (1/15) of your optional cash investment being invested on each such day, subject to the qualifications set forth under "Minimum Waiver Price" in Question 10 below.

         The "Pricing Period" is the period encompassing the fifteen consecutive trading days ending on either (1) the dividend payment date during any month in which we pay a cash dividend or (2) the last trading day of any month in which we do not pay a cash dividend. A "trading day" is a day on which trades in our common shares are reported on the NYSE. See "Calendar of Expected Events--Optional Cash Investments of Greater than $5,000" attached as Exhibit B to this Prospectus for a list of the expected Pricing Period commencement and conclusion dates.

         If the Administrator is buying shares of common stock for the Plan through open market or privately negotiated transactions, then the Administrator will reinvest dividends or make optional cash investments as soon as is practical after the applicable Investment Date.

         DIVIDEND PAYMENT DATES. We historically have paid dividends on or about the last business day of each March, June, September and December. In the past, record dates for dividends have preceded the dividend payment dates by approximately two weeks. We cannot assure you that we will continue to pay dividends according to this schedule, and nothing contained in the Plan obligates us to do so. Neither we nor the Administrator will be liable when conditions, including compliance with the provisions of our charter and rules and regulations of the SEC, prevent the Administrator from buying shares of common stock or interfere with the timing of such purchases.

         We pay dividends as and when authorized by our board of directors and declared by us. We cannot assure you that we will declare or pay a dividend in the future, and nothing contained in the Plan obligates us to do so. The Plan does not represent a guarantee of future dividends.

         PRICE OF SHARES OF COMMON STOCK. If the Administrator purchases shares of common stock directly from us, then with respect to reinvested dividends and optional cash investments of $5,000 or less, the Administrator will pay a price equal to 100% of the average of the daily high and low sales price for a share of common stock reported by the NYSE on the applicable Investment Date, or, if no trading occurs in shares of common stock on the applicable Investment Date, the first trading day immediately preceding the Investment Date for which trades are reported, computed to four decimal places.

         If the Administrator purchases shares of common stock directly from us, then with respect to optional cash investments of greater than $5,000, the Administrator will pay a price equal to 100% of the average of the daily high and low sales prices of our common stock reported by the NYSE for the trading day relating to each Investment Date, or, if no trading occurs in shares of common stock on such trading day, the first trading day immediately preceding the Investment Date for which trades are reported, computed to four decimal places. We may elect to offer a discount in connection with a waiver of the $5,000 optional cash investment limit.

         If the Administrator purchases shares of common stock in the open market or in privately negotiated transactions, then the Administrator will pay a price equal to the weighted average purchase price paid by the Administrator for the shares, computed to four decimal places. The Administrator will purchase such shares as soon as is practical on or after an Investment Date.

         NUMBER OF SHARES TO BE PURCHASED. If you elect to participate in the Plan by reinvesting your dividends, the Administrator will invest for you the total dollar amount equal to the sum of (1) the dividend on all shares of common stock, including fractional shares, held in your Plan account for which you have requested dividend reinvestment, and (2) any optional cash investments to be made as of that Investment

Date. Subject to restrictions contained in our charter on transfer and ownership of common stock described in Question 16 "Tax Conditions," there is no limit on the number of common shares you may purchase through dividend reinvestment. If you elect to make only optional cash investments, the Administrator will invest for you the total dollar amount equal to any optional cash investments to be made as of that Investment Date. As of any Investment Date, the Administrator will purchase for your account the number of shares of common stock equal to the total dollar amount to be invested for you, as described above, divided by the applicable purchase price, computed to the fourth decimal place. The Administrator will deduct from the amount to be invested for you any amount that we are required to deduct for withholding tax purposes.

         ADMINISTRATOR'S CONTROL OF PURCHASE TERMS. With respect to purchases of common stock that the Administrator makes under the Plan, the Administrator, or a broker that the Administrator selects, will determine the following:

         o  the exact timing of open market purchases;

         o the number of shares of common stock, if any, that the Administrator purchases on any one day or at any time of that day;

         o the prices for the shares of common stock that the Administrator pays;

         o  the markets on which the Administrator makes the purchases; and

         o the persons, including brokers and dealers, from or through which the Administrator makes such purchases.

         COMMINGLING OF FUNDS. When making purchases for an account under the Plan, the Administrator may commingle your funds with those of other stockholders participating in the Plan.

9.       HOW DO I MAKE OPTIONAL CASH INVESTMENTS?

         You may make optional cash investments at any time if you have submitted a signed Authorization Form or your broker, bank or other nominee has submitted a Broker and Nominee Form, and if you are (1) a registered holder of common shares, or (2) a beneficial owner of common shares and either have directed your broker, bank or other nominee in whose name your shares are held to transfer at least one common share to your name or you have arranged with your broker, bank or other nominee in whose name your shares are held to participate in the Plan on your behalf.

         SUBSEQUENT OPTIONAL CASH INVESTMENTS. Once you enroll in the Plan and make an initial investment, whether by dividend reinvestment or optional cash investment, the Administrator will attach an Optional Cash Investment Form to each statement of account it sends to you. To make an optional cash investment once enrolled in the Plan, you should send a properly completed Optional Cash Investment Form and a check or money order (payable to American Stock Transfer & Trust Company) in an amount from $100 to $5,000 to the Administrator at the address set forth in Question 4 by the close of the third business day preceding an Investment Date.

         If you are a beneficial owner of common stock, you, through your broker, bank or other nominee, must make all optional cash investments through the use of the Broker and Nominee Form, as set forth in Question 6.

         The Administrator will hold, without interest, all optional cash investments that it receives after the close of business on the third business day before an Investment Date and before the next Investment Date. The Administrator will invest such held-over funds on the next Investment Date, provided that the next Investment Date falls within 35 or fewer days. If the next Investment Date will occur in more than 35 days, then the Administrator will return such funds to you, without interest.

         MINIMUM AND MAXIMUM LIMITS. For any Investment Date on which you choose to make an optional cash investment, you must invest at least $100 but not more than $5,000. You may invest an amount greater than $5,000 in any month if you obtain a prior written waiver from us to do so. See Question 10 to learn how to request a waiver.

         ITEMS TO REMEMBER WHEN MAKING OPTIONAL CASH INVESTMENTS. When making your optional cash investment, you should consider the following:

         o All optional cash investments must equal at least $100 but not more than $5,000 per month;

         o  You do not have to make an optional cash payment in any month;

         o  You do not have to send the same amount of cash payment each month;

         o You must make all optional cash investments in United States dollars; and

         o You must send optional cash investments in the form of a check or money order payable to American Stock Transfer & Trust Company. Do not send cash.

         REFUNDS OF UNINVESTED OPTIONAL CASH INVESTMENTS. To obtain a refund of optional cash investment funds which the Administrator has not yet invested, you must send a written request to the Administrator at the address set forth in Question 4. The Administrator must receive your request no later than three business days prior to the Investment Date in order to refund your money for such Investment Date.

         INTEREST ON OPTIONAL CASH INVESTMENTS. You will not earn interest on optional cash investments held pending investment. We therefore suggest that you send any optional cash investment that you wish to make so as to reach the Administrator as close as possible to the third business day preceding the next Investment Date. You should contact the Administrator if you have any questions regarding these dates.

10.      HOW DO I MAKE AN OPTIONAL CASH INVESTMENT OVER THE MAXIMUM MONTHLY
         AMOUNT?

         If you wish to make an optional cash investment in excess of $5,000 for any Investment Date, you must obtain our prior written approval. To obtain our approval, you must submit a request for waiver. To make a request for waiver, you should complete the enclosed Request For Waiver Form and send it to our Chief Financial Officer via facsimile at (305) 947-1734 no later than two (2) business days preceding the start of the Pricing Period for the applicable Investment Date. If we have approved your request for waiver, then you must send to the Administrator a copy of our written waiver approval along with your optional cash investment of greater than $5,000. The Administrator must receive your optional cash investment in good funds pursuant to a Request For Waiver by the close of business on the last business day immediately preceding the first day of the Pricing Period. Please see Question 9 for other provisions relating to optional cash investments.

         We have the sole discretion to approve any request to make an optional cash investment in excess of the $5,000 maximum allowable amount. We may grant such requests for waiver in order of receipt or by any other method that we determine to be appropriate. We also may determine the amount that you may invest pursuant to a waiver. In deciding whether to approve your request for waiver, we may consider, among other things, the following factors:

         o whether, at the time of such request, the Administrator is acquiring shares of common stock for the Plan directly from us or in the open market or in privately negotiated transactions with third parties;

         o  our need for additional funds;

         o our desire to obtain such additional funds through the sale of common stock as compared to other sources of funds;

         o  the purchase price likely to apply to any sale of common stock;

         o  the extent and nature of your prior participation in the Plan;

         o the number of shares of common stock you hold of record or beneficially; and

         o the total amount of optional cash investments in excess of $5,000 for which requests for waiver have been submitted.

         If you do not receive a response from us in connection with your request for waiver, you should assume that we have denied your request.

         MINIMUM WAIVER PRICE. We may set a minimum purchase price per share (the "Minimum Waiver Price") for optional cash investments made pursuant to requests for waiver for any Pricing Period. We will determine whether to set a Minimum Waiver Price, and, if so, its amount, at least three (3) business days before the first day of a Pricing Period. We will notify the Administrator of the Minimum Waiver Price, if any. In deciding whether to set a Minimum Waiver Price, we will consider current market conditions, the level of participation in the Plan, our current and projected capital needs and other factors, as appropriate.

         We will fix the Minimum Waiver Price for a Pricing Period as a dollar amount that the average of the high and low sale prices reported by the NYSE for each trading day of the Pricing Period must equal or exceed. We will exclude from the Pricing Period and from the determination of the purchase price any trading day within the Pricing Period that does not meet the Minimum Waiver Price. We also will exclude any day in which no trades of common stock are made on the NYSE. For example, if the Minimum Waiver Price is not met for two of the fifteen trading days in a Pricing Period, then we will base the purchase price upon the remaining thirteen trading days in which the Minimum Waiver Price was met.

         In addition, we will return a portion of each optional cash investment for each trading day of a Pricing Period for which the Minimum Waiver Price is not met or for each day in which no trades of common stock are reported on the NYSE. The returned amount will equal one-fifteenth (1/15) of the total amount of the optional cash investment, not just the amount exceeding $5,000, for each trading day that the Minimum Waiver Price is not met or for each day in which no trades are reported. For example, if the Minimum Waiver Price is not met or no sales of our common stock are reported for three of the fifteen trading days in a Pricing Period, then we will return three-fifteenths (3/15), or 20% of the optional cash investment to you without interest.

         The establishment of the Minimum Waiver Price and the possible return of a portion of the investment applies only to optional cash investments made pursuant to a request for waiver. Setting a Minimum Waiver Price for a Pricing Period will not affect the setting of a Minimum Waiver Price for any other Pricing Period. We may waive our right to set a Minimum Waiver Price for any particular month. Neither we nor the Administrator is required to give you notice of the Minimum Waiver Price for any Pricing Period. However, you may contact our Chief Financial Officer on the Minimum Waiver Price/Waiver Discount set date (indicated on "Calendar of Expected Events--Optional Cash Investments of Greater than $5,000" attached as Exhibit B to this prospectus) at (305) 947-1664 to learn whether we have set a Minimum Waiver Price for that Pricing Period.

         WAIVER DISCOUNT. We may, at our sole discretion, grant a discount on the purchase of shares of common stock under the Plan to any person who purchases in excess of $5,000 of common shares in one month pursuant to an approved request for waiver. Such discount may be between 0% and 3%, inclusive, of the market price of the common stock. We will determine whether and at what amount to set a Waiver Discount at least three (3) business days before the first day of a Pricing Period. We do not presently intend to offer such a discount, and we cannot guarantee that we ever will do so.

         Neither we nor the Administrator is required to give you notice of the Minimum Waiver Discount or Minimum Waiver Price for any Pricing Period. However, you may contact our Chief Financial Officer on the Minimum Waiver Price/Waiver Discount set date (indicated on "Calendar of Expected Events--Optional Cash Investments of Greater than $5,000" attached as Exhibit B attached to this prospectus) at (305) 947-1664 to learn whether we have set a Waiver Discount for that Pricing Period.

11.      WHAT IF I HAVE MORE THAN ONE ACCOUNT?

         For purposes of the limitations discussed in Question 10, we may aggregate all optional cash investments for Plan participants with more than one account using the same social security or taxpayer identification number. If you are unable to supply a social security or taxpayer identification number, we may limit your participation to only one Plan account.

         For purposes of the Plan, we may aggregate all Plan accounts that we believe, in our sole discretion, to be under common control or management or to have common ultimate beneficial ownership. Unless we have determined that reinvestment of dividends and optional cash investments for each such account would be consistent with the purposes of the Plan, we will have the right to aggregate all such accounts and to return, without interest, within 30 (for dividend reinvestment) or 35 (for optional cash investment) days of receipt, any amounts in excess of the investment limitations applicable to a single account received in respect of all such accounts.

CERTIFICATES

12.      WILL I RECEIVE CERTIFICATES FOR SHARES PURCHASED?

         SAFEKEEPING OF CERTIFICATES. Unless your shares are held by a broker, bank or other nominee, we will register shares of common stock that the Administrator purchases for your account under the Plan in your name. The Administrator will credit such shares to your Plan account in "book-entry" form. This service protects against the loss, theft or destruction of certificates representing shares of common stock.

         You also may send to the Administrator for safekeeping all certificates for shares of common stock which you hold. The Administrator will credit the shares of common stock represented by such certificates to your account in "book-entry" form and will combine such shares with any whole and fractional shares then held in your Plan account. In addition to protecting against the loss, theft or destruction of your certificates, this service also is convenient if and when you sell shares of common stock through the Plan. See Question 13 to learn how to sell your shares of common stock under the Plan.

         You may deposit certificates for shares of common stock into your account regardless of whether you have previously authorized reinvestment of dividends. The Administrator automatically will reinvest all dividends on any such shares deposited in accordance with the Plan, unless you have instructed the Administrator otherwise.

         To deposit certificates for safekeeping under the Plan, you should send your share certificates, in non-negotiable form, to the Administrator by insured mail at the address specified in Question 4. You may withdraw any shares deposited for safekeeping by mailing a written request to the Administrator.

         ISSUANCE OF CERTIFICATES. Upon your written request to the Administrator or upon our termination of the Plan or your participation in the Plan, the Administrator will issue and deliver to you certificates for all whole shares of common stock credited to your Plan account. The Administrator will not issue certificates for fractional shares of common stock. The Administrator will handle such requests at no cost to you. The Administrator will continue to credit any remaining whole or fractional shares of common stock to your account.

         EFFECT OF REQUESTING CERTIFICATES IN YOUR NAME. If you request a certificate for whole shares of common stock held in your account, either of the following may occur:

         o If you maintain an account for reinvestment of dividends, then the Administrator will continue to reinvest all dividends on the shares of common stock for which you requested a certificate so long as such shares remain registered in your name; or

         o If you maintain an account only for optional cash investments, then the Administrator will not reinvest dividends on shares of common stock for which you requested a certificate unless and until you submit an Authorization Form to authorize reinvestment of dividends on the shares registered in your name.

         TRANSFER RESTRICTIONS. You may not pledge, sell or otherwise transfer common shares credited to your Plan account. If you wish to pledge, sell or transfer the shares, you must first request that we issue a certificate for the shares in your name. Please also see Question 16 which describes certain provisions of our charter which restrict transfer and ownership of shares.

SALE OF SHARES

13.      HOW DO I SELL SHARES?

         SALE OF SHARES HELD IN YOUR ACCOUNT. You may request in writing at any time that the Administrator sell all or any part of the shares of common stock held in your Plan account. After receipt of your written request, the Administrator will sell such shares through a designated broker or dealer. The Administrator will mail to you a check for the proceeds of such sale, less applicable brokerage commissions, service charges and any taxes. The Administrator must receive your written instructions at least 48 hours prior to the sale. The Administrator will sell shares at least once per week at then current market prices through one or more brokerage firms.

         If you sell or transfer only a portion of the shares of common stock in your Plan account, you will remain a participant in the Plan and may continue to make optional cash investments and reinvest dividends, provided that you satisfy the 100 share minimum dividend reinvestment eligibility threshold in your Plan account. The Administrator will continue to reinvest the dividends on the shares of common stock credited to your account unless you notify the Administrator that you wish to withdraw from the Plan.

         COSTS OF SELLING SHARES. The Plan requires you to pay all costs associated with the sale of your shares of common stock under the Plan. Please see the "Plan Service Fees Schedule" attached as Exhibit A hereto for a detailed description of such costs.

         SALE OF FRACTIONAL SHARES HELD IN YOUR PLAN ACCOUNT. The Administrator will not sell a fractional share of common stock unless you request that the Administrator sell (or withdraw via a certificate issuance) all shares of common stock held in your Plan account.

         TERMINATION OF YOUR ACCOUNT UPON SALE OF ALL SHARES. If the Administrator sells all shares of common stock held in your Plan account, the Administrator will automatically terminate your account. In such case, you will have to complete and file a new Authorization Form to again participate in the Plan.

REPORTS

14.      HOW WILL I KEEP TRACK OF MY INVESTMENTS?

         Each time the Administrator makes an investment for your account, whether by reinvestment of dividends or by optional cash investment, the Administrator will send you a detailed statement that will provide the following information with respect to your Plan account:

         o  total cash dividends received;

         o  total optional cash investments received;

         o total number of shares of common stock purchased (including fractional shares);

         o  price paid per share of common stock;

         o  date of share purchases; and

         o  total number of shares of common stock in your Plan account.

         You should retain these statements to determine the tax cost basis of the shares purchased for your account under the Plan.

WITHDRAWAL

15.      HOW WOULD I WITHDRAW FROM PARTICIPATION IN THE PLAN?

         WITHDRAWAL FROM THE PLAN. You may withdraw from the Plan at any time. In order to withdraw from the Plan, you must provide written notice instructing the Administrator to terminate your account. The Administrator must receive notice at least three (3) business days before the record date for any dividend payment in order to terminate your Plan account prior to the dividend payment date. If your request to withdraw from the Plan is received by the Administrator after the third business day before the dividend payment date, then your withdrawal request will be processed by the Administrator following completion of the reinvestment of your proceeds of the upcoming cash dividend, in accordance with your existing instructions.

         COSTS OF WITHDRAWAL FROM THE PLAN. The Plan requires you to pay all costs associated with your withdrawal from the Plan. Please see the "Plan Service Fees Schedule" attached as Exhibit A hereto for a detailed description of such costs.

         ISSUANCE OF STOCK CERTIFICATES UPON WITHDRAWAL FROM THE PLAN. Upon termination of your Plan account, the Administrator will issue to you stock certificates for any whole shares of common stock in your account. The Administrator will convert to cash any fractional share held in your account at the time of termination at the then current market price of the common stock. After the Administrator terminates your account, we will pay to you all cash dividends on shares of common stock owned by you unless you rejoin the Plan.

         SELLING SHARES UPON WITHDRAWAL FROM THE PLAN. As an alternative to receiving stock certificates, upon termination of your Plan account you may request in writing that the Administrator sell all or a portion of the common shares (both whole and fractional) in your account. If you instruct the Administrator only to sell a portion of your common shares, then the Administrator will issue a certificate to you for the remaining shares. The Administrator will mail a check to you for the proceeds of the sale, less applicable brokerage commissions, service charges and applicable taxes.

         REJOINING THE PLAN AFTER WITHDRAWAL. After you withdraw from the Plan, you may again participate in the Plan at any time by filing a new Authorization Form with the Administrator. However, the Administrator has the right to reject such Authorization Form if you repeatedly join and withdraw from the Plan, or for any other reason. The Administrator's exercise of such right is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term stockholder investment service.

TAX CONSIDERATIONS

16.      WHAT ARE SOME OF THE TAX CONSEQUENCES OF MY PARTICIPATION IN THE PLAN?

         The following is only a summary of certain of the federal income tax consequences of participation in the Plan. This summary is for general information only and does not constitute tax advice. This summary does not reflect every possible tax outcome or consequence that could result from participation in the Plan. Also, this summary does not discuss your tax consequences if you are not a United States citizen or a resident alien or a domestic corporation, partnership, trust or estate. We advise you to consult your own tax advisers to determine the tax consequences particular to your situation, including any applicable state, local or foreign income and other tax consequences that may result from your participation in the Plan and your subsequent sale of shares acquired pursuant to the Plan. Any state tax consequences will vary from state to state, and any tax consequences to you if you reside outside of the United States will vary from jurisdiction to jurisdiction.

         REINVESTMENT OF DIVIDENDS PAID ON SHARES OF COMMON STOCK. With respect to shares of common stock that the Administrator purchases from us with cash dividends that you elect to have reinvested under the Plan, you will be treated for federal income tax purposes as having received a distribution (on your shares of common stock) in an amount equal to the fair market value on the Investment Date of the common stock credited to your Plan account (which should equal the amount of cash dividends that you would have otherwise received, assuming that we have not granted a discount on your purchase of shares of common stock under the Plan), even though you will not receive that distribution in cash. With respect to shares of common stock that the Administrator purchases on the open market with cash dividends that you elect to have reinvested under the Plan, you should be treated for federal income tax purposes as having received a distribution equal to the price paid by the Administrator for those shares of common stock, plus your pro rata portion of any brokerage and related costs incurred by us or the Administrator to purchase those shares. It is possible that, in lieu of the amount of the distribution being based on the price paid by the Administrator, it instead could be based on the fair market value of the shares, which for this purpose should be the average of the reported high and low sales prices of the shares on the Investment Date and thus could differ from the price paid for the shares. The amount of a distribution will be taxable to you as ordinary dividend income to the extent of our current and accumulated earnings and profits allocable to the distribution, and the amount of any distribution not taxable as a dividend will constitute a nontaxable return of capital that reduces the tax basis of your shares of common stock or results in capital gain to the extent the distribution also exceeds your tax basis in your shares. If we designate part or all of our distributions in any year as capital gain distributions, that designated amount would be taxable to you as long-term capital gain. If you are a corporation, then the distributions that you receive from us that are taxable as dividends will not be eligible for the dividends received deduction otherwise generally available to a shareholder that is a corporation.

         All costs of administering the Plan, except for costs related to your voluntary selling of shares of common stock and/or withdrawal from the Plan, will be paid by us. Consistent with the conclusion reached by the Internal Revenue Service in a recent private letter ruling issued to another real estate investment trust, we intend to take the position that these costs do not constitute a distribution to you (and thus do not give rise to taxable income or gain or a reduction in your basis in your shares of common stock). However, since the private letter ruling was not issued to us, we cannot rely on its conclusions. Thus, it is possible that the Internal Revenue Service would view your share of those costs as constituting a distribution to you. For this or other reasons, we may take a different position in the future with respect to those costs.

         Your tax basis in shares of common stock you acquire with reinvested dividends generally will equal the total amount of the distribution you are treated as receiving (as described above) with respect to those shares. Your holding period in those shares generally will begin on the day following the Investment Date for those shares.

         OPTIONAL CASH INVESTMENTS. If you make an optional cash investment in the Plan (whether under the Full Dividend Reinvestment option, the Partial Dividend Reinvestment option or the Optional Cash Investments Only option), you should not be treated for federal income tax purposes as having received income by virtue of the purchase of shares of common stock with the optional cash investment. However, based on the conclusion reached by the Internal Revenue Service in a recent private letter ruling issued to another real estate investment trust, it is possible the Internal Revenue Service would assert that, if you simultaneously participate in the dividend reinvestment portion of the Plan, you would be treated as receiving a distribution from the Company if and to the extent the fair market value of shares purchased for you exceeds the price paid for those shares. The fair market value of shares could exceed their purchase price if we grant a discount on your purchase of shares of common stock under the Plan, or, as indicated above, if the fair market value of the shares, which for this purpose should be the average of the reported high and low sales prices of the shares on the date they are purchased, exceeds their purchase price. Regardless of whether you are treated as receiving any distribution as just described, if you make an optional cash investment in the Plan, you will be treated as receiving a cash dividend equal to a pro rata share of any brokerage commissions or other related charges that we or the Administrator pays in connection with the Administrator's purchase of shares of common stock on your behalf on the open market. Any amounts treated as a distribution to you will be taxable income or gain or will reduce your basis in your shares of common stock (or some combination thereof) under the rules described above under "Reinvestment of Dividends Paid on Shares of Common Stock."

         Your tax basis in shares of common stock acquired through an optional cash investment under the Plan will equal the amount of your optional cash investment plus any deemed distributions on account of your pro rata portion of any brokerage commissions or other related charges incurred by us or the Administrator to purchase those shares on the open market plus, if applicable, any excess of the fair market value of the shares over the price paid for those shares that is treated as a distribution to you. Your holding period for those shares of common stock will begin on the day following the Investment Date for those shares.

         DISPOSITION. When you withdraw shares from the Plan and receive whole shares, you will not realize any taxable income. However, if you receive cash for a fraction of a share, you will be required to recognize gain or loss with respect to that fraction. You also will be required to recognize gain or loss whenever your shares are sold, whether those shares are sold by the Administrator pursuant to your request or by you after the shares are withdrawn from the Plan. Generally, the amount of that gain or loss that you will be required to recognize will be the difference between the amount that you receive for the shares and your tax basis in those shares. If you hold your shares of common stock as a capital asset, gain or loss you recognize on the disposition of shares of common stock acquired under the Plan will be capital gain or loss for federal income tax purposes.

         BACKUP WITHHOLDING AND ADMINISTRATIVE EXPENSES. We or the Administrator may be required to deduct as "backup withholding" thirty-one percent (31%) of the dividends that we pay to any shareholder, regardless of whether those dividends are reinvested pursuant to the Plan. Similarly, the Administrator may be required to deduct backup withholding from the proceeds of sales of shares of common stock held in your Plan account. You will be subject to backup withholding if:

         o you fail to properly furnish us and the Administrator with your correct tax identification number ("TIN");

         o the Internal Revenue Service or any other governmental body or agency notifies us or the Administrator that you have provided an incorrect TIN;

         o the Internal Revenue Service notifies us or the Administrator that backup withholding should be commenced because you failed to properly report dividends paid to you; or

         o when required to do so, you fail to certify, under penalties of perjury, that you are not subject to backup withholding.

Backup withholding amounts will be withheld from dividends before those dividends are reinvested under the Plan. Therefore, if you are subject to backup withholding, dividends that would otherwise be available for reinvestment under the Plan will be reduced by the backup withholding amount. Any amount paid as backup withholding will constitute a credit on your federal income tax return.

         DISPOSITION. When you withdraw shares from the Plan and receive whole shares, you will not realize any taxable income. However, if you receive cash for a fraction of a share, you will be required to recognize gain or loss with respect to such fraction. You also will be required to recognize a gain or loss whenever your shares are sold, whether such shares are sold by the Administrator pursuant to your request or by you after the shares are withdrawn from the Plan. Generally, the amount of such gain or loss that you will be required to recognize will be the difference between the amount that you receive for the shares and your tax basis in those shares.

         EXCEEDING THE OWNERSHIP LIMITATION SET FORTH IN OUR CHARTER. For us to qualify as a real estate investment trust for federal income tax purposes, no more than 50% in value of our outstanding stock may be actually and/or constructively owned by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year or during a proportionate part of a shorter taxable year (the "Closely-Held Requirement"), and our common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year (the "100 Stockholder Requirement"). Our charter contains an ownership restriction (the "Ownership Limitation") to help ensure compliance with these requirements, that no holder of our stock may own, or be deemed to own by virtue of any of the attribution rules of the Internal Revenue Code, more than 9.9% by value of our outstanding Capital Stock. Our board of directors may exempt a stockholder from the Ownership Limitation if such stockholder presents evidence satisfactory to the board of directors or our tax counsel that the ownership by such stockholder will not then or in the future jeopardize our status as a real estate investment trust. As a condition of such exemption, a stockholder must give us written notice of the proposed transaction and must furnish such opinions of counsel, affidavits, undertakings, agreements and information as the board of directors may require, no later than the 15th day prior to any transaction which, if consummated, would result in such stockholder having the direct or beneficial ownership of shares in excess of the Ownership Limitation. The Ownership Limitation will not apply if the board of directors determines that it is no longer in our best interests to continue to qualify as a real estate investment trust.

Any purchase of shares of our common stock under the Plan, including the reinvestment of dividends or optional cash investments, is subject to being voided, AB INITIO, in the event that such purchase would result in a violation of the Ownership Limitation, Closely-Held Requirement or 100 Stockholder Requirement. If your purchase is voided, then you will receive either the dividends that were to be reinvested in cash and/or a refund of your optional cash payment (in either case without interest).

OTHER PROVISIONS

17.      HOW CAN I VOTE MY SHARES?

         We will send you proxy materials for any meeting of stockholders in order to vote all shares of common stock credited to your account. You may vote your common shares either by designating the vote of such shares by proxy or by voting such shares in person at the meeting of stockholders.

18.      WHAT ARE THE COSTS OF THE PLAN?

         We will pay all brokerage commissions and service charges in connection with the reinvestment of dividends and optional cash investments to purchase common shares under the Plan. You will be responsible for any fees payable in connection with your sale of shares or voluntary or involuntarily withdrawal from the Plan. Please see the "Plan Service Fees Schedule" attached as Exhibit A hereto for a detailed description of such costs.

19.      WHAT ARE YOUR AND THE ADMINISTRATOR'S RESPONSIBILITIES?

         We, the Administrator and any of our agents, in administering the Plan, are not liable for any act done in good faith or for any good faith failure to act, including, without limitation, any claim of liability (1) arising from the failure to terminate your account upon your death or judgment of incompetence prior to the Administrator's receipt of notice in writing of such death; (2) relating to the prices and times at which the Administrator buys or sells shares of common stock for your account; or (3) relating to any fluctuation in the market value of the common stock.

         We, the Administrator and any of our agents will not have any duties, responsibilities or liabilities other than those expressly set forth in the Plan or as imposed by applicable law, including federal securities laws. Since we have delegated all responsibility for administering the Plan to the Administrator, we specifically disclaim any responsibility for any of the Administrator's actions or inactions in connection with the administration of the Plan. None of our directors, officers or stockholders will have any personal liability under the Plan.

20.      HOW WILL A STOCK SPLIT OR A RIGHTS OFFERING AFFECT MY PLAN ACCOUNT?

         EFFECT OF A STOCK SPLIT. We will adjust your account to reflect any stock split or dividend payable in shares of common stock. In such event, the Administrator will receive and credit to your Plan account the applicable number of whole and/or fractional common shares.

         EFFECT OF A RIGHTS OFFERING. If we have a rights offering in which we issue separately tradable and exercisable rights to registered holders of common shares, we will transfer the rights attributable to whole shares of common stock held in your Plan account to you as soon as practicable after we issue such rights. The Administrator will sell rights attributable to fractional shares of common stock and will treat the proceeds as optional cash payments on the next Investment Date.

21.      CAN I PLEDGE MY SHARES UNDER THE PLAN?

         You may not pledge any shares of common stock credited to your Plan account. Any attempted pledge will be void. If you wish to pledge your common shares, you first must withdraw the shares from the Plan. See Question 13 to learn how to sell your shares under the Plan.

22.      HOW CAN I TRANSFER MY SHARES?

         You may transfer ownership of all or part of the shares of common stock held in your Plan account through gift, private sale or otherwise by mailing to the Administrator, at the address in Question 4, a properly executed stock assignment, along with a letter with specific instructions regarding the transfer. You also must mail to the Administrator an Authorization Form and a Form W-9 (Certification of Taxpayer Identification Number) completed by the person to whom you are transferring your shares.

         You also may transfer ownership of all or part of the shares of common stock held in your Plan account into the account of another person within the Plan. To complete such a transfer, you must mail to the Administrator a letter with specific instructions regarding the transfer and an Authorization Form completed by the person to whom you are transferring your shares.

23.      CAN THE PLAN BE AMENDED, MODIFIED, SUSPENDED OR TERMINATED?

         Although we expect to continue the Plan indefinitely, we reserve the right to amend, modify, suspend or terminate the Plan in any manner at any time. We will notify you in writing of any modifications made to the Plan.

24.      WHAT HAPPENS IF YOU TERMINATE THE PLAN?

         If we terminate the Plan, you will receive a certificate for all whole shares of common stock held in your Plan account and a check representing the value of any fractional share of common stock valued at the then current market price and any uninvested dividends or optional cash investments held in your account.

25.      ARE THERE ANY RISKS ASSOCIATED WITH THE PLAN?

         Your investment in shares purchased under the Plan is no different from any investment in shares that you hold directly. Neither we nor the Administrator can assure you a profit or protect you against a loss on shares that you purchase. You bear the risk of loss and enjoy the benefits of any gain from changes in the market price with respect to shares of common stock purchased under the Plan. We encourage you to carefully consider the various risks associated with an investment in our common stock set forth in "Risk Factors" contained elsewhere in this prospectus.

26.      HOW WILL YOU INTERPRET AND REGULATE THE PLAN?

         We may interpret, regulate and take any other action in connection with the Plan that we deem reasonably necessary to carry out the Plan. As a participant in the Plan, you will be bound by any actions taken by us or the Administrator.

27.      WHAT LAW GOVERNS THE PLAN?

         The laws of the State of Maryland will govern the terms, conditions and operation of the Plan.

28.      WHERE WILL NOTICES BE SENT?

         The Administrator will address all of its notices to you at your last known address. You should notify the Administrator promptly in writing of any change of address.

                       INFORMATION ABOUT EQUITY ONE, INC.

         We are a self-administered, self-managed real estate investment trust, or REIT, that principally acquires, renovates, develops and manages community and neighborhood shopping centers. Our shopping centers are primarily anchored by supermarkets or other necessity-oriented retailers such as drug stores or discount retail stores. As of December 31, 2001, our portfolio consisted of 85 properties, comprising 55 supermarket-anchored shopping centers, six drug store-anchored shopping centers, 18 other retail-anchored shopping centers, five commercial properties and one drug store-anchored development, as well as interests (none exceeding 50%) in three joint ventures that own commercial properties. Our existing properties are located primarily in metropolitan areas of Florida and Texas, contain an aggregate of 8.6 million square feet of gross leasable area, and were 86.1% occupied based on gross leasable area as of December 31, 2001.

         We were established as a Maryland corporation in 1992 and have been operating as a REIT since 1995. Until 2001, we primarily owned and operated neighborhood and community shopping centers located in Florida. However, during 2001, through two strategic acquisitions, we expanded our property ownership into metropolitan areas located in Texas, Arizona and Tennessee.

         In September 2001, we acquired Centrefund Realty (U.S.) Corporation, or CEFUS, a wholly-owned subsidiary of one of our affiliates, First Capital Realty Inc., an Ontario corporation whose shares are traded on the Toronto Stock Exchange (TSE:FCR). As a result of this transaction, we acquired 28 shopping centers and other retail properties which contained an aggregate of approximately 3.2 million square feet of gross leasable area.

         In addition, in September 2001, we also completed our acquisition of United Investors Realty Trust, or UIRT, a Texas real estate investment trust. As a result of this transaction, we acquired 22 shopping centers which contained an aggregate of approximately 2.0 million square feet of gross leasable area.

         As a result of the CEFUS and UIRT acquisitions, we were able to almost triple the size of our property portfolio consistent with our business strategy and investment criteria and at the same time centralize management functions, reduce our combined personnel and achieve other cost-savings measures. Our resulting portfolio includes shopping centers primarily in Florida and Texas which are anchored by national and regional supermarkets such as Albertson's, Kash N' Karry, Kroger, Publix, Randall's and Winn-Dixie or other national retailers such as AMC Theatre, Bed Bath & Beyond, Best Buy, Design Expo, Eckerd, Kmart and Walgreens.

         Our business strategy has been and will continue to be to maximize long-term shareholder value by generating sustainable cash flow growth and increasing long-term value of our real estate assets. To that end, we now own and manage a portfolio of 79 community and neighborhood shopping centers primarily anchored by supermarkets or other necessity-oriented retailers such as drug stores or discount retail stores. In order to achieve our objectives in the future, we intend to:

         o maximize the value of our existing shopping centers by leasing and re-leasing at higher rental rates those properties to creditworthy tenants and renovating and developing those properties to make them more attractive to such tenants;

         o acquire additional neighborhood and community shopping centers in high growth, high density metropolitan areas;

         o sell or dispose of properties that do not meet our investment criteria;

         o capitalize on our substantial asset base to effectively access capital to fund our growth.

         ATTRACTING CREDITWORTHY TENANTS. We seek to improve the financial performance of our shopping center portfolio by establishing and developing strong, mutually beneficial relationships with creditworthy tenants. We believe that we have been successful in consistently meeting or exceeding the expectations and demands of our tenants. Over the years, this strategy has allowed us to leverage our relationship with existing tenants, particularly our anchor tenants, to maintain or improve the financial performance of our existing properties or properties we acquire. Moreover, we intend to renovate or develop a number of under-performing assets that we acquired as a result of the CEFUS and UIRT transactions in order to make them more attractive to creditworthy tenants.

         ACQUISITION AND DEVELOPMENT OF SHOPPING CENTERS. As we seek to grow our business, we intend to acquire additional neighborhood and community shopping centers through individual property acquisitions, development of new properties, property portfolio purchases and acquisitions of other REITs and real estate companies.

         We select properties for acquisition or development which have or are suitable for supermarket or other anchor tenants that offer daily necessities and value-oriented merchandise. The properties must be well located, typically in high growth, high density metropolitan areas, and have high visibility, open air designs, ease of entry and exit and ample parking. Although we focus primarily on well performing properties with stable cash flows, we also acquire under-performing assets which are adaptable over time for expansion, renovation and redevelopment. When evaluating potential acquisitions, whether well-performing or underperforming, and development projects, we consider factors such as

         o economic, demographic, and regulatory and zoning conditions in the property's local and regional market;

         o  the location, construction quality and design of the property;

         o the current and/or projected cash flow of the property and the potential to increase cash flow;

         o tenants' gross sales per square foot measured against industry standards;

         o  the potential for capital appreciation of the property;

         o the terms of tenant leases, including the relationship between the property's current rents and market rents and the ability to increase rents upon lease rollover;

         o the occupancy and demand by tenants for properties of a similar type in the market area;

         o the potential to complete a strategic renovation, expansion, or re-tenanting of the property;

         o the property's current expense structure and the potential to increase operating margins;

         o  the ability to subsequently sell or refinance the property; and

         o  competition from comparable retail properties in the market area.

         In addition, when evaluating acquisitions of portfolios of properties, REITs or other real estate businesses, we review the component properties against these criteria, as well as opportunities for synergies and cost savings on a combined basis, and geographic fit with our existing markets.

         In 2001, we acquired 50 new properties as a result of the CEFUS and UIRT transactions as well as two individual shopping centers. In addition, we commenced and completed additions of 40,000 and 24,000 square feet at our Lake Mary and Skylake shopping centers.

         We currently are focused on properties located in the southeast and southwest regions of the United States. In addition, in making new real estate investments, we intend to continue to place primary emphasis on obtaining equity interests in well-located, income-producing properties with attractive yields and potential for increases in income and capital appreciation.

         SELLING CERTAIN ASSETS. Over time, when assets we acquire no longer meet our investment criteria, or when assets provide the opportunity for significant gains, we may attempt to sell or otherwise dispose of those assets. For instance, we acquired several properties as a result of the UIRT and CEFUS acquisitions which are not located in high growth, metropolitan areas or otherwise are not consistent with our investment criteria outlined above. We may attempt to dispose of those assets in the future.

         USING OUR CAPITAL TO EXPAND OUR BUSINESS. We currently intend to grow and expand our business by using cash available from operations or from lines of credit or, if appropriate market conditions exist, by accessing the capital markets by means of our recently filed universal shelf registration statement to issue equity, debt or a combination thereof. In addition, as we have in the past, we intend to utilize tax-advantaged structures to acquire properties from sellers who wish to defer capital gains. Such structures may include entering into a joint venture or other type of co-ownership with a seller, whether in the form of a limited partnership or limited liability company, in which we would acquire a controlling interest. We may offer the seller an interest in the venture that is convertible or exchangeable for shares of common stock or otherwise allow the seller to have an equity interest in our company.

         Our executive offices are located at 1696 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179. Our telephone number is (305) 947-1664, and our internet address is www.equityone.net.

                                 USE OF PROCEEDS

         We will receive proceeds from the sale of common shares that the Administrator purchases directly from us. We will not receive proceeds from the sale of common shares that the Administrator purchases in the open market or in privately negotiated transactions. We will use the proceeds from the sale of common shares that the Administrator purchases directly from us for general corporate purposes. We cannot estimate either the number of shares of common stock or the prices of the shares that we will sell in connection with the Plan.

                              PLAN OF DISTRIBUTION

         Except to the extent the Administrator purchases shares of common stock in the open market or in privately negotiated transactions with third parties, we will sell directly to the Administrator the common shares acquired under the Plan. The shares, including shares acquired pursuant to requests for waivers, may be resold in market transactions on any national securities exchange on which shares of common stock trade or in privately negotiated transactions. Our common stock is currently listed on the NYSE.

         Pursuant to the Plan, we may be requested to approve optional cash investments in excess of the allowable maximum amounts pursuant to requests for waiver on behalf of participants in the Plan that may be engaged in the securities business. In deciding whether to approve a request for waiver, we may consider relevant factors including, among other things,

         o whether, at the time of such request, the Administrator is acquiring shares of common stock for the Plan directly from us or in the open market or in privately negotiated transactions with third parties;

         o  our need for additional funds;

         o our desire to obtain such additional funds through the sale of common stock as compared to other sources of funds;

         o  the purchase price likely to apply to any sale of common stock;

         o the extent and nature of or participant's prior participation in the Plan;

         o  the number of shares of common stock a participant holds of record;
            and

         o the total amount of optional cash investments in excess of $5,000 for which requests for waiver have been submitted.

         We may sell shares of common stock through the Plan to persons who, in connection with the resale of the shares, may be considered underwriters. In connection with these types of transactions, compliance with Regulation M under the Securities Exchange Act of 1934, as amended, would be required. We will not give any person any rights or privileges other than those that the person would be entitled to as a participant under the Plan. We will not enter into any agreement with any the person regarding the person's purchase, resale or distribution of shares. Under certain circumstances, we may, however, approve requests for optional cash investments in excess of the allowable maximum limitations pursuant to requests for waivers.

         Subject to the availability of shares of common stock registered for issuance under the Plan, there is no total maximum number of shares that can be issued pursuant to the reinvestment of dividends and optional cash investments. We will pay all brokerage commissions and service charges in connection with the reinvestment of dividends and optional cash investments to purchase common shares under the Plan. You will have to pay any fees payable in connection with your voluntary sale of shares from your Plan account and/or withdrawal from the Plan.

                                  LEGAL MATTERS

         Our special Maryland counsel, Ballard Spahr Andrews & Ingersoll, LLP, has issued an opinion to us regarding certain legal matters in connection with this offering, including the validity of the issuance of the shares of common stock offered pursuant to the Plan. Our counsel, Greenberg Traurig, P.A., has issued an opinion to us regarding certain tax matters.

                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of Deloitte & Touche LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                    EXHIBIT A

                           PLAN SERVICE FEES SCHEDULE

Enrollment Fee for New Investors...................No Charge

Initial Purchase of Shares.........................No Charge

Sale of Shares (partial or full) (1)
     Transaction Fee...............................$15.00 per sale transaction
     Trading Fee...................................$0.10 per share

Reinvestment of Dividends..........................No Charge

Optional Cash Purchases............................$2.50 + $0.10 per share

Gift or Transfer of Shares.........................No Charge

Safekeeping of Stock Certificates..................No Charge

Certificate Issuance...............................No Charge

Returned Checks for Insufficient Funds.............$25.00 per item

Duplicate Statements
     Current Year..................................No Charge
     Prior Year(s).................................$20.00 per year requested

--------------------------------------------------------------------------------

(1) The Administrator will deduct the applicable fees from the proceeds of a sale.

WE RESERVE THE RIGHT TO AMEND OR MODIFY THIS PLAN SERVICE FEES SCHEDULE AT ANY TIME.

                                    EXHIBIT B

                           CALENDAR OF EXPECTED EVENTS



OPTIONAL CASH INVESTMENTS OF $5,000 OR LESS


                            OPTIONAL CASH INVESTMENT
                          DUE DATE (1) INVESTMENT DATE

                     March 25, 2002 (2)   March 28, 2002 (2)
                         April 25, 2002   April 30, 2002
                           May 28, 2002   May 31, 2002
                      June 25, 2002 (2)   June 28, 2002 (2)
                          July 26, 2002   July 31, 2002
                        August 27, 2002   August 30, 2002
                 September 25, 2002 (2)   September 30, 2002 (2)
                       October 28, 2002   October 31, 2002
                      November 25, 2002   November 29, 2002
                  December 26, 2002 (2)   December 31, 2002 (2)


                       January 28, 2003   January 31, 2003
                      February 25, 2003   February 28, 2003
                     March 26, 2003 (2)   March 31, 2003 (2)
                         April 25, 2003   April 30, 2003
                           May 27, 2003   May 30, 2003
                      June 25, 2003 (2)   June 30, 2003 (2)
                          July 28, 2003   July 31, 2003
                        August 26, 2003   August 29, 2003
                 September 25, 2003 (2)   September 30, 2003 (2)
                       October 28, 2003   October 31, 2003
                      November 24, 2003   November 28, 2003
                  December 26, 2003 (2)   December 31, 2003 (2)


--------------------------------------------------------------------------------

(1) Optional cash investments of $5,000 or less are due three (3) business days before the Optional Cash Investment Due Date.

(2) Based upon our historical dividend payment dates, we may pay common stock dividends in this month. If our board of directors declares the common stock dividend payments for this month, then the Investment Date will be the dividend payment date in this month, and the Optional Cash Investment Due Date may be adjusted accordingly.

OPTIONAL CASH INVESTMENTS OF GREATER THAN $5,000

    MINIMUM WAIVER PRICE                                         OPTIONAL CASH
       WAIVER DISCOUNT                 INVESTMENT                 COMMENCEMENT           PRICING PERIOD
        SET DATE (1)                  DUE DATE(2)                   DATE(3)              CONCLUSION DATE
    --------------------              -----------                --------------          ---------------
March 1, 2002  (4)                  March 6, 2002 (4)          March 7, 2002 (4)        March 28, 2002 (4)
April 3, 2002                         April 8, 2002              April 9, 2002            April 30, 2002
May 3, 2002                            May 8, 2002                May 9, 2002              May 31, 2002
June 3, 2002 (4)                    June 6, 2002 (4)           June 7, 2002 (4)          June 28, 2002 (4)
July 3, 2002                          July 9, 2002               July 10, 2002             July 31, 2002
August 5, 2002                       August 8, 2002             August 9, 2002            August 30, 2002
September 3, 2002 (4)             September 6, 2002 (4)      September 9, 2002 (4)    September 30, 2002 (4)
October 3, 2002                      October 8, 2002            October 9, 2002          October 31, 2002
November 1, 2002                    November 6, 2002           November 7, 2002          November 29, 2002
December 3, 2002 (4)              December 6, 2002 (4)       December 9, 2002 (4)      December 31, 2002 (4)


January 3, 2003                      January 8, 2003            January 9, 2003          January 31, 2003
January 31, 2003 February 6, 2003   February 6, 2003           February 28, 2003
March 4, 2003 (4)                   March 9, 2003 (4)         March 10, 2003 (4)        March 28, 2003 (4)
April 2, 2003                         April 6, 2003              April 8, 2003            April 30, 2003
May 2, 2003                            May 7, 2003                May 8, 2003              May 30, 2003
June 3, 2003 (4)                    June 6, 2003 (4)           June 9, 2003 (4)          June 30, 2003 (4)
July 3, 2003                          July 9, 2003               July 10, 2003             July 31, 2003
August 1, 2003                       August 7, 2003             August 8, 2003            August 29, 2003
September 3, 2003 (4)             September 8, 2003 (4)      September 9, 2003 (4)    September 30, 2003 (4)
October 6, 2003                      October 9, 2003           October 10, 2003          October 31, 2003
October 31, 2003 November 5, 2003    November 6, 2003          November 28, 2003
December 3, 2003 (4)              December 8, 2003 (4)       December 9, 2003 (4)      December 31, 2003 (4)

--------------------------------------------------------------------------------

(1) The Minimum Waiver Price and the Waiver Discount, if any, will be established three (3) business days prior to the first day of the Pricing Period. The Minimum Waiver Price and Waiver Discount only apply to purchases made pursuant to an approved Request for Waiver.

(2) Optional cash investments of greater than $5,000 made pursuant to an approved Request for Waiver are due by the close of business on the last business day immediately preceding the first day of the Pricing Period.

(3) The Pricing Period relating to optional cash investments of greater than $5,000 made pursuant to an approved Request for Waiver will be the fifteen consecutive trading days ending on either (a) the dividend payment date during any month in which we pay a cash dividend or (b) the last trading day of any month in which we do not pay a cash dividend.

(4) Based upon our historical dividend payment dates, we may pay common stock dividends in this month. If our board of directors declares the common stock dividend payments for this month, then the Pricing Period Conclusion Date will be the dividend payment date in this month, and the Minimum Waiver Price/ Waiver Discount Set Date, Optional Cash Investment Due Date and Pricing Period Commencement Date may be adjusted accordingly.

                               U.S EQUITY MARKETS
                                 CLOSED IN 2002

New Years Day.................................................        January 1
Martin Luther King Jr. Day....................................       January 21
Presidents Day................................................      February 18
Good Friday...................................................         March 29
Memorial Day..................................................           May 27
Independence Day..............................................           July 4
Labor Day.....................................................      September 2
Thanksgiving Day..............................................      November 28
Christmas Day.................................................      December 25


--------------------------------------------------------------






                               U.S EQUITY MARKETS
                                 CLOSED IN 2003

New Years Day..................................................       January 1
Martin Luther King Jr. Day.....................................      January 20
Presidents Day.................................................     February 17
Good Friday....................................................        April 18
Memorial Day...................................................          May 26
Independence Day...............................................          July 4
Labor Day......................................................     September 1
Thanksgiving Day...............................................     November 27
Christmas Day..................................................     December 25

================================================================================



                        1,500,000 SHARES OF COMMON STOCK




                                EQUITY ONE, INC.





                              DIVIDEND REINVESTMENT
                                       AND
                               STOCK PURCHASE PLAN




                           ---------------------------

                                   PROSPECTUS

                           ---------------------------














                                 MARCH 13, 2000



================================================================================
























                                      II-1